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CNIT Reports Results for the Three Months Ended March 31, 2018

SHENZHEN, China, May 14, 2018 - China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of internet-based ad distribution and ad display terminal sharing systems in China, today announced its financial results for the three months ended March 31, 2018.

Financial Highlights for the Three Months Ended March 31, 2018

●	Revenue was $4.0 million, an increase of 965.9%, compared to $0.4 million for the same period last year.

●	Gross profit as a percentage of revenue was 43.1% for the first three months of 2018, increased from 26.9% for the same period last year.

●	Net income attributable to the Company was $83,000, compared to a net loss of $1.6 million for the same period last year.

●	Excluding non-cash items, adjusted net income was $1.1 million, compared to an adjusted net loss of $0.6 million for the same period last year.

Operational Highlights for Recent 2018

●	Since establishment of Taoping Alliance in May 2017, the membership of Taoping Alliance has increased to 38 members with a coverage of over 22 provinces and provincial cities throughout China. Taoping Alliance is a new media operating organization founded by CNIT and Shenzhen Taoping New-Media Technology Limited. The Company and its partners are building a nationwide advertising resource sharing platform.

●	The Company launched Taoping Net and Taoping App in January 2018. Taoping Net provides an advertising resources trading service platform, which connects ad display terminal owners, advertisers, and consumers. Taoping App enables customers to distribute and manage ads from mobile devices, and efficiently and cost-effectively satisfies customers’ needs to distribute advertisements and promote their businesses.

●	Since January 2018, the Company has entered into 16 contracts for the sale of 44,000 CNIT cloud-based ad display terminals and expects to generate sales and service revenue of about $14.3 million by the end of 2018.

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“Due to business slowdowns over the long Chinese New Year holiday, the first quarter is traditionally the slowest season of the year,” said Mr. Jianghuai Lin, Chairman and CEO of CNIT. “In 2018, the majority of our revenue comes from the sales of cloud-based ad terminals. With the rapid growing of our IoT network of cloud-based ad terminals, we expect to generate substantial recurring revenue of commissions from the active transactions been made on Taoping App by the end of 2018.”

Mr. Lin commented, “According to China Industry Information Net, the Out-of-Home advertising market of China reached approximately $25.5 billion in 2017, representing a YoY growth of over 20%. CNIT has started to penetrate the cloud advertising market from China’s first-tier cities to smaller ones. With a growing middle class, industries such as cosmetics, beverage and financial services are looking for new ways to reach consumers, particularly during times when they are commuting or otherwise travelling and may be more likely to engage with advertising. CNIT’s business model is designed to capitalize on the urbanization policies of China. We are expecting to sell an additional 120,000 cloud-based ad terminals by the end of 2018, reaching over 200 million people in 100 cities throughout China.”

The CEO reiterated the Company’s financial projections for fiscal year of 2018 and 2019 - revenue in 2018 is expected to be in the range from $30 to $33 million, with adjusted net income of $9 to $11 million, and revenue in 2019 is expected to be between $55 and $60 million, with adjusted net income of $20 to $23 million.

Revenue

Revenue was $4.0 million for the first three months of 2018, compared to $0.4 million for the prior-year three-month period, an increase of $3.6 million, or 965.9%.

In 2017, the Company successfully completed the transformation of its business model from a mainly IT solutions provider to the public sector to a leading products and services provider of Cloud-App-Terminal (“CAT”) and Internet-of-Things (“IoT”) technology based digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China.

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Revenue increase in the first three months of 2018 was primarily attributable to the sales of the Company’s cloud-based advertising display terminals and software to customers that it did not have in the same period of 2017.

Beginning January 1, 2018, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy. The Company has applied the required five-step analysis to contracts with our customers in accordance with the accounting pronouncement.

After the application of the five-step analysis and other revenue recognition guidance required by ASU 2014-9 and other related accounting pronouncements to contracts with our customers, the Company determined that its adoption of the new revenue recognition accounting policies has no material impact to the Company’s consolidated financial statements and resulted in no cumulative adjustment from prior periods.

Gross Profit

Gross Profit was $1.7 million for the first three months of 2018, an increase of $ 1.6 million, compared to $ 0.1 million for the first three months of 2017. Gross profit as a percentage of revenue was 43.1% for the first three months of 2018, increased from 26.9% for the same period of last year.

The Company has enjoyed higher gross margin from revenue generated from the new hardware products and software services offered to the customers in the Out-of-Home advertising market in the first three months of 2018. The Company has outsourced production of CAT and IoT technology based ads display terminals that has provided significant cost savings that has also contributed to the increase of overall gross margin.

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Administrative, R&D and Selling expenses

Administrative expenses decreased by $0.3 million, or 40.5%, to $0.5 million for the first three months of 2018, from $0.8 million for the prior-year three-month period. As a percentage of revenue, administrative expenses decreased to 11.9% for the first three months of 2018, from 212.8% for the same period of 2017. Such significant decrease was primarily due to reductions in provision for bad debt reserve and foreign currency fluctuation exposure.

Research and development expenses increased by approximately $0.3 million, or 29.2%, to $1.2 million for the first three months of 2018, from $0.9 million for the first three months of 2017. Such increase was primarily due to depreciation of software that was newly acquired in 2017 and additional software used for the digital ads distribution and new media resource sharing platform servicing our customers to more efficiently and more cost effectively promote their brand names and businesses. As a percentage of revenue, research and development expenses decreased to 29.7% for the first three months of 2018, from 245.4% for the same period of last year.

Selling expenses decreased by $0.1 million, or 35.8%, to $0.1 million for the first three months of 2018, from $0.2 million for the first three months of 2017. This decrease was due to further reduction in sales force of the TIT segment.

Net income (loss) attributable to Company

For the first three months of 2018, net income attributable to the Company was $83,000, compared to a net loss of $1.6 million for the same period of last year. As the new successful business model continues to grow, the Company believes that the net income continues to improve.

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Cash, Liquidity and Financial Position

As of March 31, 2018, the Company had cash and cash equivalents of $1.8 million, compared to $3.3 million as of December 31, 2017. The decrease in cash and cash equivalents was mainly attributable to a $1 million pay down of short term bank loans. The Company had a working capital deficiency of $0.7 million as of March 31, 2018, significantly improved from a working capital deficiency of $1.5 million as of December 31, 2017.

For the first three months of 2018, net cash used in operating activities was $94,000, a significant improvement from net cash used in operating activities of $1.1 million for the same period of 2017.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures for earnings that exclude non-cash charges. The Company believes that these non-GAAP financial measures are useful to investors and exclude non-cash charges that management excludes when it internally evaluates the performance of the Company’s business and makes operating decisions, including internal budgeting, and performance measurement, as these measures provide a consistent method of comparison to historical periods. Moreover, management believes these non-GAAP measures reflect the essential operating activities of the Company. Accordingly, management excludes the expense arising from certain non-cash charges when making operational decisions. The Company also believes that providing the non-GAAP measures that management uses to its investors is useful to investors for a number of reasons. The non-GAAP measures provide a consistent basis for investors to understand the Company’s financial performance in comparison to historical periods. In addition, it allows investors to evaluate the Company’s performance using the same methodology and information as that used by the Company’s management. Non-GAAP measures are subject to inherent limitations because they do not include all of the expenses included under GAAP and because they involve the exercise of judgment of which charges are excluded from the non-GAAP financial measures. However, the Company’s management compensates for these limitations by providing the relevant disclosure of the items excluded.

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The following table presents the non-GAAP financial measures contained in this press release and the most directly comparable GAAP measures and provides a reconciliation of the non-GAAP measures to the most directly comparable GAAP measures.

Three Months Ended March 31, 2018 and 2017 Reconciliation of Net Income (Loss) Attributable to the
Company and EPS to Exclude Non-cash Expenses

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
Net income (loss) attributable to the Company	$83,455	$(1,621,640)
(Recovery) provisions for losses on accounts receivable and other current assets	(42,754)	154,922
Provision for obsolete inventories	11,835	68,088
Depreciation	666,968	453,169
Amortization of intangible assets	215,891	203,630
Stock-based compensation	144,155	112,748
Stock-based payment for consulting fee	17,099	-
Change in fair value of warrant liability	-	(3,720)
Adjusted net income (loss)	$1,096,649	$(632,803)

Weighted average number of shares outstanding
Basic	40,619,095	40,231,159
Diluted	41,861,142	40,231,159

Earnings (loss) per share
Basic	$0.00	$(0.04)
Diluted	$0.00	$(0.04)

Adjusted earnings (loss) per share
Basic	$0.03	$(0.02)
Diluted	$0.03	$(0.02)

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About China Information Technology, Inc.

China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of digital ads distribution, new media resource sharing, elevator safety management, education, and etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or

Dragon Gate Investment Partners LLC
Tel: +1(646)-801-2803
Email: cnit@dgipl.com

CHINA INFORMATION TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2018 AND DECEMBER 31, 2017

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,764,001	$3,260,808
Accounts receivable, net	5,940,418	5,267,752
Accounts receivable-related parties	5,632,564	4,872,743
Advances to suppliers	1,519,816	1,630,980
Inventories, net	704,079	631,610
Other current assets	4,249,499	5,854,792
TOTAL CURRENT ASSETS	19,810,377	21,518,685

Property, plant and equipment, net	11,524,845	11,830,698
Intangible assets, net	619,390	808,707
Long-term investments , at cost	47,762	46,094
Other non-current assets	3,446,622	3,326,319
TOTAL ASSETS	$35,448,996	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,995,468	$7,817,610
Accounts payable	6,911,554	6,844,440
Advances from customers	307,652	281,772
Advances from customers-related parties	3,228	1,008,426
Amounts due to related parties	636,820	1,183,090
Accrued payroll and benefits	330,860	290,841
Other payables and accrued expenses	3,751,688	4,038,417
Income tax payable	1,604,416	1,548,415
TOTAL LIABILITIES	20,541,686	23,013,011

EQUITY
Ordinary shares, par $0.00; authorized capital 100,000,000 shares; shares issued and outstanding, March 31, 2018:40,760,163 shares; December 31, 2017: 40,231,159 shares;	124,646,996	123,950,544
Additional paid-in capital	15,308,531	15,814,328
Reserve	13,812,095	13,812,095
Accumulated deficit	(172,311,788)	(172,395,246)
Accumulated other comprehensive income	24,325,195	24,201,766
Total equity of the Company	5,781,029	5,383,487
Non-controlling interest	9,126,281	9,134,005
Total Equity	14,907,310	14,517,492

TOTAL LIABILITIES AND EQUITY	$35,448,996	$37,530,503

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CHINA INFORMATION TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
	(Unaudited)	(Unaudited and unreviewed)
Revenue – Products	$1,290,494	$163,335
Revenue – Products-related parties	2,018,131	-
Revenue – Software	448,897	48,752
Revenue – Software- related parties	47,177	-
Revenue – System integration	-	6,638
Revenue – Others	189,048	157,932
Revenue – Others-related parties	20,880	-
TOTAL REVENUE	4,014,627	376,657

Cost – Products	2,148,261	222,356
Cost – Software	137,823	1,987
Cost – System integration	-	48,883
Cost – Others	39	2,182
TOTAL COST	2,286,123	275,408

GROSS PROFIT	1,728,504	101,249

Administrative expenses	476,663	801,613
Research and development expenses	1,193,659	924,163
Selling expenses	107,941	168,025
LOSS FROM OPERATIONS	(49,759)	(1,792,552)

Subsidy income	267,388	306,027
Other income (loss), net	4,449	(83,022)
Interest income	887	1,053
Interest expense	(124,856)	(112,360)
Change in fair value of warrant liability	-	3,720

Income (loss) from continuing operations before income taxes	98,109	(1,677,134)

Income tax benefit	-	4,689

NET INCOME (LOSS)	98,109	(1,672,445)
Less: Net (income) loss attributable to the non- controlling interest	(14,654)	50,805
NET INCOME (LOSS)
ATTRIBUTABLE TO THE COMPANY	$83,455	$(1,621,640)

Earnings (loss) per share
Basic	$0.00	$(0.04)
Diluted	$0.00	$(0.04)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$0.00	$(0.04)
Diluted	$0.00	$(0.04)

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CHINA INFORMATION TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$98,109	$(1,672,445)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
(Recovery) provision for losses on accounts receivable and other current assets	(42,754)	154,922
Provision for obsolete inventories	11,835	68,088
Depreciation	666,968	453,169
Amortization of intangible assets	215,891	203,630
Loss on sale of property and equipment	4,959	-
Loss on disposal of inventories	-	95,626
Stock-based payment for consulting services	17,099	-
Stock-based compensation	144,155	112,748
Change in fair value of warrants liability	-	(3,720)
Changes in operating assets and liabilities:
Accounts receivable	(426,652)	(1)
Accounts receivable from related party and its affiliates	(576,447)	-
Inventories	(15,218)	(474,014)
Other receivables and prepaid expenses	1,842,368	1,289,242
Advances to suppliers	166,890	22,895
Other payables and accrued expenses	(427,818)	(1,086,519)
Advances from customers	15,498	31,453
Advances from customers from related party and its affiliates	(1,028,925)	-
Amounts due to related parties	(581,851)	-
Accounts payable and bills payable	(178,222)	(248,824)
Income tax payable	-	(4,689)
Net cash used in operating activities	(94,115)	(1,058,439)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	49	-
Purchases of property and equipment	(3,348)	(191,610)
Net cash used in investing activities	(3,299)	(191,610)

FINANCING ACTIVITIES
Borrowings under short-term loans	-	1,015,968
Proceeds from issuance of ordinary shares in connection with cash exercise of stock options	46,598	-
Repayment of short-term loans	(1,091,364)	(1,037,158)
Net cash used in financing activities	(1,044,766)	(21,190)

Effect of exchange rate changes on cash and cash equivalents	(354,627)	342,900

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,496,807)	(928,339)
CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, ENDING	$1,764,001	$2,824,036

Supplemental disclosure of cash flow information:
Cash paid during the year

Interest	$124,856	$112,360

Reclassification:

Certain prior period amounts have been reclassified to be comparable to the current period presentation. This reclassification has no effect on previously reported net assets or net loss.

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